[Image Sensing Systems, Inc. Letterhead]


June 9, 2005

VIA EDGAR SUBMISSION
--------------------

Mr. Jay Webb
Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza, Mail Stop 0306
450 Fifth Street NW
Washington DC, 20549

         Re:      Image Sensing Systems, Inc.
                  Form 10-KSB for Fiscal Year Ended December 31, 2004 File No. 000-26056

Dear Mr. Webb:

         Under cover of this letter, Dorsey & Whitney LLP, counsel to Image Sensing Systems, Inc. (the "Company"), is transmitting a letter responding to the comments received by the Company from you on behalf of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission"), in a letter dated May 4, 2005 (the "Comment Letter"). As requested in the Comment Letter, the Company hereby acknowledges the following statements:

         o The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

         o Staff comments, and changes made to the Company's disclosure in its filings in response to staff comments, do not foreclose the Commission from taking any action with respect to the Company's filings; and

         o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any questions regarding the above, please contact the undersigned at (651) 603-7721.

                                       Very truly yours,

                                       /s/ Arthur J. Bourgeois

                                       Arthur J. Bourgeois
                                       Chief Financial Officer

                          [Dorsey & Whitney Letterhead]

                                                                AMY L. SCHNEIDER
                                                                       Associate
                                                                  (612) 340-2971
                                                              FAX (612) 340-8738
                                                        schneider.amy@dorsey.com


June 9, 2005

VIA EDGAR SUBMISSION
--------------------

Mr. Jay Webb
Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza, Mail Stop 0306
450 Fifth Street NW
Washington DC, 20549

         Re:      Image Sensing Systems, Inc.
                  Form 10-KSB for Fiscal Year Ended December 31, 2004 File No. 000-26056

Dear Mr. Webb:

         On behalf of Image Sensing Systems, Inc., a Minnesota corporation (the "Company"), this letter responds to the comments received from you on behalf of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission"), in a letter dated May 4, 2005 (the "Comment Letter"). For ease of reference in this letter, the Commission's comments contained in the Comment Letter appear directly above the Company's response.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004

General
-------

         1.       Comment:

         PLEASE EXPLAIN WHETHER YOU ARE AN INVESTMENT COMPANY UNDER SECTION 3(A)(1)(C) OF THE INVESTMENT COMPANY ACT OF 1940 ("INVESTMENT COMPANY ACT"). PLEASE EXPLAIN HOW YOU HAVE MADE THIS DETERMINATION AND PROVIDE DATA INDICATING THE VALUE OF YOUR "INVESTMENT SECURITIES" AND TOTAL ASSETS ON AN UNCONSOLIDATED BASIS AS OF THE FISCAL YEAR ENDED DECEMBER 31, 2004.

         RESPONSE:

         Subsequent to December 31, 2004, the Company disposed of certain auction rate securities that are not excludable under the Investment Company Act of 1940 "statistical test" for investment company status. The Company does not believe it is an investment company under Section 3(a)(1)(C) of the Investment Company Act of 1940. Attached as Exhibit A to this letter is a pro forma balance sheet of Image Sensing Systems, Inc. (on an unconsolidated basis) as of

Securities and Exchange Commission
June 9, 2005
Page 2


June 8, 2005. Attached as Exhibit B to this letter are the calculations used by the Company in concluding that it is not an investment company under Section 3(a)(1)(C) of the Investment Company Act of 1940. As set forth in Exhibit B, less than 40% of the Company's "total assets" for Section 3(a)(1)(C) purposes are in the form of investment securities.

         2.       Comment:

         IF YOU ARE AN INVESTMENT COMPANY UNDER SECTION 3(A)(1)(C), PLEASE EXPLAIN HOW YOU ARE IN COMPLIANCE WITH THE INVESTMENT COMPANY ACT. FOR EXAMPLE, PLEASE EXPLAIN FULLY WHETHER YOU CAN RELY ON RULE 3A-1 OF THE INVESTMENT COMPANY ACT.

         RESPONSE:

         Please see the Company's response provided to Comment 1.

Item 7. Financial Statements - Page 15
--------------------------------------

Consolidated Statements of Shareholders' Equity - Page 18
---------------------------------------------------------

         3.       Comment:

         WE NOTED IN FISCAL 2004 YOU RECORDED A $653,000 INCREASE TO ADDITIONAL PAID-IN CAPITAL AS THE RESULT OF A DISQUALIFYING TAX DISPOSITION. WHAT DO YOU MEAN BY DISQUALIFYING TAX DISPOSITION? DOES THIS RELATE TO OPTION GRANTS OR CANCELLATIONS? SUPPLEMENTALLY, PLEASE TELL US WHY THE ACCOUNTING AND PRESENTATION OF THIS AMOUNT IN YOUR FINANCIAL STATEMENTS IS CORRECT. CITE THE ACCOUNTING GUIDANCE UPON WHICH YOU RELIED. IN FUTURE FILINGS MATERIAL TAX TRANSACTIONS SHOULD BE DISCUSSED AND EXPLAINED IN THE FOOTNOTES TO YOUR FINANCIAL STATEMENTS AND IN YOUR MD&A.

         RESPONSE:

         The Company realizes an income tax benefit from the exercise or early disposition of certain stock options. This benefit results in a decrease in current income taxes payable and an increase in additional paid-in capital. This benefit has been titled "Tax benefit from disqualifying disposition" in the Consolidated Statements of Shareholders' Equity. The accounting guidance we have relied on is paragraph 17 of APB 25, Accounting for Stock Issued to Employees, which states that "The remainder of the tax reduction should not be included in income but should be added to capital in addition to par or stated value of capital stock in the period of the tax reduction." The classification of this item in the Consolidated Statement of Cash Flows is supported by guidance in EITF 00-15.

         As requested, in future filings the Company will discuss and explain in footnotes to its financial statements and in its "Management Discussion and Analysis" material tax transactions.

Securities and Exchange Commission
June 9, 2005
Page 3


In addition, we will title this item "Tax benefit from stock option exercise" in our Consolidated Statements of Shareholders Equity and the Consolidated Statement of Cash Flows.

1. Description of Business and Significant Accounting Policies - Page 19
------------------------------------------------------------------------

Investments - Page 19
---------------------

         4.       Comment:

         WE SEE THAT YOU HAVE SIGNIFICANT INVESTMENTS IN A "DIVERSIFIED PORTFOLIO OF AUCTION RATE SECURITIES". ACCORDINGLY, ALL DISCLOSURES REQUIRED BY SFAS 115 SHOULD BE INCLUDED. FOR EXAMPLE, IN FUTURE FILINGS, YOU SHOULD DETAIL YOUR INVESTMENTS BY MAJOR SECURITY TYPE AS REQUIRED BY PARAGRAPH 19 AND SEPARATELY PRESENT GROSS REALIZED GAINS AND LOSSES THAT HAVE BEEN INCLUDED IN EARNINGS AS REQUIRED BY PARAGRAPH 21 TO HELP INVESTORS BETTER UNDERSTAND YOUR INVESTMENT STRATEGY.

         RESPONSE:

         At December 31, 2004 and 2003, the entire balance of Short Term Investments consisted of auction rate securities that matured in less than 35 days. We have disclosed that the cost of these investments were equal to fair value and no amount was included as a separate component of shareholders' equity.

         As requested, in future filings the Company will include all disclosures required by SFAS 115 relating to its auction rate securities, including detailing its investments by major security type and separately presenting gross realized gains and losses that have been included in earnings.

Item 8A. Controls and Procedures - Page 27
------------------------------------------

         5.       Comment:

         WE NOTE YOUR STATEMENT THAT YOUR CHIEF EXECUTIVE OFFICER AND YOUR CHIEF FINANCIAL OFFICER HAVE CONCLUDED THAT YOUR "CONTROLS AND PROCEDURES WERE ADEQUATELY DESIGNED TO ENSURE THAT INFORMATION REQUIRED TO BE DISCLOSED BY US IN REPORTS WE FILE... IS RECORDED, PROCESSED, SUMMARIZED AND REPORTED WITHIN THE TIME PERIODS SPECIFIED IN APPLICABLE RULES AND FORMS". IT DOES NOT APPEAR THAT YOUR CERTIFYING OFFICERS HAVE REACHED A CONCLUSION THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE. PLEASE REVISE FUTURE FILINGS TO ADDRESS YOUR OFFICERS' CONCLUSIONS REGARDING THE EFFECTIVENESS OF YOUR DISCLOSURE CONTROLS AND PROCEDURES.

         RESPONSE:

         As requested, in future filings the Company will revise its "Controls and Procedures" disclosure to reflect the Commission's comment.

Securities and Exchange Commission
June 9, 2005
Page 4


         For your convenience, we are sending to your attention three courtesy copies of this letter. If you have any questions regarding this letter, please feel free to contact me at (612) 340-2971.

Sincerely,

/s/ Amy L. Schneider

Amy L. Schneider


cc:  Arthur J. Bourgeois, Image Sensing Systems, Inc.

                                                                       EXHIBIT A

                           IMAGE SENSING SYSTEMS, INC.
                             PRO FORMA BALANCE SHEET
                                  JUNE 8, 2005

                                                                  Expected
                                                                balance as of
                                                                  6/8/2005
                                                                -------------
ASSETS
------

CURRENT ASSETS:
Cash and cash equivalents                                       $  4,305,157
Short term investments(1)                                          2,450,000
Investments in callable FHLB bonds                                 2,300,000
Accounts receivable                                                2,136,706
Intercompany receivable-FTL                                           67,265
Intercompany receivable (payable)-Europe                            (57,471)
Inventories                                                          513,942
Prepaid expenses                                                      59,396
Deferred taxes-current                                                49,000
                                                                ------------
Total current assets                                              11,823,995

PROPERTY AND EQUIPMENT:
Furniture and fixtures                                               211,888
Equipment                                                            753,415
                                                                ------------
                                                                     965,303
Accumulated depreciation                                             838,429
                                                                ------------
                                                                     126,874
OTHER ASSETS
Investment in Flow Traffic, net                                    1,218,389
Investment in ISS/Europe                                                 326
Investment in T.P.C.                                                       -
Capitalized software, net                                            312,565
                                                                ------------
                                                                   1,531,280
                                                                ------------
TOTAL ASSETS                                                    $ 13,482,149
                                                                ============









----------
(1) Note: The short term investments balance listed is the actual balance as of June 8, 2005.

                                                                  Expected
                                                                balance as of
LIABILITIES & SHAREHOLDERS' EQUITY                                6/8/2005
----------------------------------                              -------------

CURRENT LIABILITIES:
Accounts payable                                                $    559,159
Accrued expenses                                                     190,787
Warranty reserve                                                      29,893
Income taxes payable (prepaid)                                       373,611
Deferred income                                                       55,600
                                                                ------------
Total current liabilities                                          1,209,050

DEFERRED INCOME TAXES                                                144,000

LONG TERM DEBT

SHAREHOLDERS' EQUITY:
Common stock                                                          35,475
Paid in capital                                                    6,591,152
Retained earnings - prior                                          4,633,655
Net income - current year                                            868,817
                                                                ------------
Total shareholders' equity                                        12,129,099
                                                                ------------

                                                                ------------
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY                        $ 13,482,149
                                                                ============

                                                                       EXHIBIT B

                         INVESTMENT COMPANY ACT OF 1940
                "STATISTICAL TEST" FOR INVESTMENT COMPANY STATUS

           SECTION 3(a)(1)(C) PRO FORMA BALANCE SHEET (ASSETS ONLY) OF
           -----------------------------------------------------------
             IMAGE SENSING SYSTEM, INC. (ON AN UNCONSOLIDATED BASIS)
             -------------------------------------------------------



Value of all assets which are not securities, excluding "cash items"(1):

   Accounts receivable                                          $  2,136,706
   Intercompany receivable-FTL                                        67,265
   Intercompany receivable (payable)-Europe                          (57,471)
   Inventories                                                       513,942
   Prepaid expenses                                                   59,396
   Deferred taxes-current                                             49,000
   Property and equipment                                            126,874
   Capitalized software, net                                         312,565
                                                                ------------
                                                                   3,208,277
                                                                ============

Value of securities of majority-owned subsidiaries (list each separately):

   Investment in Flow Traffic, net                              $  1,218,389
   Investment in ISS/Europe                                              326
   Investment in T.P.C.                                                   --
                                                                ------------
                                                                   1,218,715
                                                                ============

                                                                       Subtotal:  $4,426,992
                                                                                  ----------

Value of all other securities owned (excluding U.S. Government securities):

   Short term investments                                       $  2,450,000
                                                                ------------

                                                                       Subtotal:  $2,450,000  Line 1(2)
                                                                                  ----------

                             Total value of all assets (excluding
                             U.S. Government securities and "cash items"):        $6,876,992  Line 2(2)
                                                                                  ==========

----------
(1) Note: The Company has concluded that all amounts listed on its pro forma balance sheet as "cash and cash equivalents" are considered "cash items" under the Investment Company Act of 1940.

(2) In order to not be considered an "investment company" under the Section 3(a)(1)(C) statistical test, Line 1 divided by Line 2 must be less than or equal to 40%. For Image Sensing Systems, Line 1 divided by Line 2 equals 35.6%. Therefore, Image Sensing Systems should not be considered an investment company under Section 3(a)(1)(C) of the Investment Company Act of 1940.


                                      B-1